EXHIBIT 99.1

MAG Silver Reports 2024 Annual Financial Results

VANCOUVER, British Columbia, March 24, 2025 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG”, or the “Company”) announces the Company’s consolidated financial results for the year ended December 31, 2024. For details of the audited consolidated financial statements of the Company for the year ended December 31, 2024 (“2024 Financial Statements”) and management’s discussion and analysis for the year ended December 31, 2024 (“2024 MD&A”), please see the Company’s filings on the System for Electronic Document Analysis and Retrieval Plus (“SEDAR+”) at (www.sedarplus.ca) or on the Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) at (www.sec.gov).

All amounts herein are reported in thousands of United States dollars (“US$”) unless otherwise specified (C$ refers to thousands of Canadian dollars).

KEY HIGHLIGHTS (on a 100% basis unless otherwise noted)

  MAG reported net income of $77,779 ($0.75 per share), driven by income from the Juanicipio mine (the “Juanicipio Mine” or “Juanicipio”) (equity accounted) of $92,875, and adjusted EBITDA1 of $186,734.

  In addition to paying an inaugural dividend of $26,400 to MAG, Juanicipio returned a total of $97,376 in interest and loan principal repayments to MAG for a total capital return in 2024 of $123,776, further augmenting MAG’s cash position to $162,347 at the end of the year.

  MAG declared an inaugural fixed dividend of $0.02 per share and an additional cash flow linked dividend of $0.16 per share (approximately 30% of cash received from Juanicipio during the fourth quarter of 2024) for a total dividend of $0.18 per share payable on April 21, 2025 to shareholders on record as of April 4, 2025. This represents an inaugural return of $18,604 to shareholders.

  A total of 1,328,178 tonnes of ore at a silver head grade of 468 grams per tonne (“g/t”) (equivalent silver head grade2 of 712 g/t) was processed at Juanicipio.

  Juanicipio achieved silver production and equivalent silver production2 of 18.6 and 26.8 million ounces, respectively.

  Juanicipio generated strong operating cash flow and free cash flow1 of $356,691 and $292,349, respectively.

  Juanicipio continued to maintain its strong cost performance with cash cost1 of $0.88 per silver ounce sold ($8.67 per equivalent silver ounce sold3) and all-in sustaining cost1 of $5.54 per silver ounce sold ($12.03 per equivalent silver ounce sold3).

  Silver metallurgical recovery at Juanicipio improved to 93%, from 87% in 2023, reflecting the commencement of commercial pyrite and gravimetric concentrate production during the second quarter of 2024, delivering incremental silver and gold recovery, paired with ongoing optimizations in the processing plant.

  MAG published its updated technical report on Juanicipio, titled “Juanicipio Mineral Resource and Mineral Reserves NI 43-101 Technical Report”, on March 27, 2024 (the “Technical Report”) outlining robust economics over an initial 13-year life of mine, generating annual average free cash flow exceeding $130 million (at a $22/oz silver price). Mineral Resources increased by 33% from the 2017 Preliminary Economic Assessment, with substantial growth in Measured and Indicated categories. Inferred resources also expanded, highlighting significant near-term, high-grade upside potential. An inaugural 15.4 million tonnes Mineral Reserve estimate at 628 g/t equivalent silver grade was declared enhancing economic confidence. Extensive exploration upside remains, with only 10% of the property explored, indicating high potential for further discoveries.

  As reported by Fresnillo plc (“Fresnillo”), for 2025, silver production at Juanicipio is forecasted to range between 14.7 million and 16.7 million ounces yielding between 13.1 million and 14.9 million payable ounces. This guidance is based on a throughput rate of 4,000 tonnes per operating day at a head grade range of 380 g/t to 430 g/t silver. Gold head grade is expected to range between 1.2 g/t to 1.4 g/t. Cost guidance reflects ongoing optimization efforts and sustaining capital investments with cash cost4 and all-in sustaining cost4 forecast to range between ($1.00) to $1.00 and $6.00 to $8.00 per silver ounce sold, respectively. Sustaining capital expenditures for 2025 are estimated between $70,000 and $80,000, with key investments including5:

    expansion of the tailings dam to provide approximately six years of deposition capacity; and
    development of underground workshops, electrical and pumping infrastructure, and ventilation systems to support continued mine development and operations.

Expansionary capital expenditures for 2025 are estimated between $22 million and $28 million and are related to the installation of the underground conveyor system which is expected to be commissioned in late 2026 supporting expanded mining rates, delivering enhanced efficiencies and mining cost reductions.

CORPORATE

  On an ongoing basis, the Company intends to declare and pay a fixed quarterly dividend of $0.02 per share after the announcement of the Company’s quarterly financial results. In addition, at average realised silver prices of above $20 per ounce, the Company intends to augment the fixed dividend with a cash flow linked dividend targeted at approximately 30% of cash flows from Juanicipio received by MAG every quarter and linked to net cash metrics as determined by the Company’s board of directors from time to time. MAG’s existing NCIB (as defined below) represents another mechanism through which to prudently return capital to shareholders.
  On May 15, 2024, MAG announced that the TSX had accepted the Company’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Under the NCIB, the Company may purchase for cancellation up to an aggregate of 8,643,374 common shares in the capital of the Company (“Common Shares”), representing approximately 10% of the public float (as defined in the rules and policies of the TSX) of the Common Shares as of May 8, 2024. As of March 21, 2025 no shares have been repurchased by the Company.

  On May 31, 2024, MAG filed a final short form base shelf prospectus (the “Final Shelf Prospectus”) and a corresponding registration statement on Form F-10 allowing the Company to offer up to $250,000 of Common Shares, preferred shares, debt securities, subscription receipts, units and warrants or any combination thereof during the 25-month period that the Final Shelf Prospectus remains effective. In order to maintain financial flexibility, and consistent with past practice, the Company has historically maintained a base shelf prospectus.

  The Company published its 2023 sustainability report on July 18, 2024, underscoring its continued commitment to transparency with its stakeholders while providing a comprehensive overview of the Company’s environmental, social and governance (“ESG”) performance for 2023. A copy of MAG’s 2023 sustainability report and 2023 ESG Data Table are available on the Company’s website at https://magsilver.com/esg/reports6.

  On September 20, 2024, MAG and Apollo Silver Corp. (“Apollo”) entered into an exploration, earn-in and option agreement (the “Option”) pursuant to which Apollo has the option to acquire the Cinco de Mayo Project (“Cinco”). In order for Apollo to exercise the Option, Apollo is required to obtain the necessary licensing to access and conduct exploration activities on Cinco, and subsequently complete no less than 20,000 metres of drilling, all within a five-year period, and then finally issue consideration shares equivalent to 19.9% of the then issued and outstanding common shares of Apollo to MAG.

EXPLORATION

  Juanicipio:
    Underground infill drilling at Juanicipio continued through 2024, primarily focused on upgrading mineralization in areas expected to be mined in the near to mid-term. During 2024, 36,216 metres were drilled from underground. Results continue to confirm known vein continuity including grades and thicknesses.
    Surface drilling started in April 2024 and has been focused on the Cañada Honda Structure; 13 holes have been completed since the beginning of the program. During 2024, 19,137 metres were drilled from surface. Initial results show thin mineralized vein intercepts with textures and chemistry consistent with being at a high level and possibly above a productive boiling zone. Two holes have been extended to intercept the Juanicipio vein below the inferred resource with an initial base metal rich intercept extending the Juanicipio vein by 450 metres downdip.
  Deer Trail Project, Utah7:
    During 2024, 5,845 metres have been drilled from surface. Four holes have been completed during the year, three at Carissa and one in the Deer Trail Mine Corridor.
    Large Expansion of the Carissa Skarn Discovery: Step-out drilling has significantly expanded the 200 – 250-metre-thick Carissa skarn discovery to a 400 – 700 metre area where thick sections of copper-silver-zinc mineralization are hosted in hundreds of metres of pervasive marble and skarn altered carbonates, strongly suggestive of the hypothesized large-scale metal source located to the west.
    High-Grade Extension of Deer Trail Mine Corridor: Drilling intersected a new high-grade silver-lead-zinc extension of the Deer Trail mine, highlighted by 2.76 metres grading 151 g/t silver, 0.5 g/t gold, 3.7% lead and 2.5% zinc at 268 metres down hole confirming depth potential.
    New Gold Zone: The “Nodular” Gold Zone first recognized in hole DT23-16 (29.5 metres grading 4.5 g/t gold starting at 202.3 metres, including 8.8 metres grading 9.4 g/t gold) and now documented in over 20 previously drilled holes. Such distal gold zones are a feature commonly observed on the edges of large hydrothermal systems such as Deer Trail.
  Larder Project, Ontario8:
    Surface drilling at Twist, Swansea, Long Conglomerate, Kir Vit, and North Green Carbonate Zone totalled 41,447 metres in 2024.
    Validated Theory: Drilling at the Cadillac-Larder Break has successfully extended the Cheminis and Bear zones to depths of 900 metres (10.2 g/t gold over 6.3 metres) and 1,200 metres (42.1 g/t gold over 1.5 metres), respectively, confirming the theory of increased grade and width with depth.
    New Regional Discoveries: Testing of numerous regional targets included the Timiskaming conglomerate (“Long Conglomerate”), where 3.2 g/t gold over 10.0 metres including 8.2 g/t gold over 1.0 metre was intercepted.
    Strategic Land Acquisition: During 2024, MAG added the highly prospective Goldstake Property, doubling the project’s land area. This acquisition builds on historic high-grade intercepts (though unverified) and is further complemented by new high-grade (up to 32.1 g/t gold) grab and channel samples, fast-tracking the Instant Pond and F Zone prospects to drill-ready status.

JUANICIPIO RESULTS

All results of Juanicipio in this section are on a 100% basis, unless otherwise noted.

Operating Performance

The following table and subsequent discussion provide a summary of the operating performance of Juanicipio for the years ended December 31, 2024 and 2023, unless otherwise noted.

Key mine performance data of Juanicipio (100% basis)	Year ended
	December 31,	December 31,
	2024	2023

Metres developed (m)	14,661	14,864

Material mined (t)	1,342,786	1,097,289
Material processed (t)	1,328,178	1,268,757

Silver head grade (g/t)	468	472
Gold head grade (g/t)	1.25	1.27
Lead head grade (%)	1.50%	1.14%
Zinc head grade (%)	2.78%	2.05%

Equivalent silver head grade (g/t) (1)	712	691

Silver ounces sold (koz)	16,590	15,318
Gold ounces sold (koz)	33.11	31.73
Lead pounds sold (klb)	36,392	25,862
Zinc pounds sold (klb)	55,609	36,881

Equivalent silver ounces sold (koz) (2)	23,023	20,812

(1)	Equivalent silver head grades have been calculated using the following price assumptions to translate gold, lead and zinc to “equivalent” silver head grade in 2024: $23/oz silver, $1,950/oz gold, $0.95/lb lead and $1.15/lb zinc (2023: $21.85/oz silver, $1,775/oz gold, $0.915/lb lead and $1.30/lb zinc).
(2)	Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Year ended December 31, 2024 realized prices: $28.78/oz silver, $2,430.76/oz gold, $0.92/lb lead and $1.28/lb zinc (year ended December 31, 2023 realized prices: $23.66/oz silver, $1,978.07/oz gold, $0.96/lb lead and $1.15/lb zinc).

During year ended December 31, 2024, a total of 1,342,786 tonnes of ore were mined. This represents an increase of 22% over 2023. Increases in mined tonnages at Juanicipio have been driven by the operational ramp-up of the mine towards steady state mining and milling targets.

During the year ended December 31, 2024, a total of 1,328,178 tonnes of ore were processed through the Juanicipio plant. The 5% increase over 2023 was mainly attributable to the Juanicipio plant operating at nameplate per operating day during 2024, following commencement of commercial production in June 2023.

The silver head grade and equivalent silver head grade for the ore processed in the year ended December 31, 2024 was 468 g/t and 712 g/t, respectively (year ended December 31, 2023: 472 g/t and 691 g/t, respectively). The higher silver and lower base metal head grades in the year ended December 31, 2023 were the result of processing ore from higher levels of the mine, characterized by elevated silver grade, compared to deeper areas in the year ended December 31, 2024. 2023 head grades were also impacted by the processing of low-grade commissioning stockpiles through the Juanicipio plant as it was ramped up. Silver metallurgical recovery during the year ended December 31, 2024 was 93% (year ended December 31, 2023: 87%, respectively) reflecting the commencement of commercial pyrite and gravimetric concentrate production during Q2 2024 delivering incremental silver and gold recovery paired with ongoing optimizations in the processing plant.

The following table provides a summary of the total cash costs and all-in sustaining costs (“AISC”) of Juanicipio for the years ended December 31, 2024, and 2023.

Key mine performance data of Juanicipio (100% basis)	Year ended
	December 31,	December 31,
	2024	2023

Total cash costs (1)	14,539	93,025
Cash cost per silver ounce sold ($/oz) (1)	0.88	6.07
Cash cost per equivalent silver ounce sold ($/oz) (1)	8.67	10.72

All-in sustaining costs (1)	91,839	158,151
All-in sustaining cost per silver ounce sold ($/oz) (1)	5.54	10.32
All-in sustaining cost per equivalent silver ounce sold ($/oz) (1)	12.03	13.85

(1)	Total cash costs, cash cost per ounce, cash cost per equivalent ounce, all-in sustaining costs, all-in sustaining cost per ounce, and all-in sustaining cost per equivalent ounce are non-IFRS measures, please see below “Non-IFRS Measures” section and section 12 of the 2024 MD&A for a detailed reconciliation of these measures to the 2024 Financial Statements. Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Year ended December 31, 2024 realized prices: $28.78/oz silver, $2,430.76/oz gold, $0.92/lb lead and $1.28/lb zinc (year ended December 31, 2023 realized prices: $23.66/oz silver, $1,978.07/oz gold, $0.96/lb lead and $1.15/lb zinc).

Financial Results

The following table presents excerpts of the financial results of Juanicipio for the years ended December 31, 2024 and 2023.

	Year ended
	December 31,	December 31,
	2024	2023
	$	$
Sales	627,366	442,288
Cost of sales:
Production cost	(153,521)	(171,830)
Depreciation and amortization	(91,197)	(68,475)
Gross profit	382,648	201,983
Consulting and administrative expenses	(14,319)	(18,768)
Extraordinary mining and other duties	(10,415)	(4,945)
Interest expense	(9,538)	(18,524)
Exchange gains (losses) and other	4,347	(2,937)
Net income before tax	352,723	156,809
Income tax expense	(151,181)	(27,381)
Net income (100% basis)	201,541	129,428
MAG’s 44% portion of net income	88,678	56,948
Interest on Juanicipio loans - MAG's 44%	4,197	8,150
MAG’s 44% equity income	92,875	65,099

Sales increased by $185,077 during the year ended December 31, 2024, mainly due to 14% higher metal volumes, 19% higher realized metal prices, and $14,919 lower treatment, refining and toll milling costs driven mainly by updated favorable benchmark treatment and refining pricing terms and no toll milling at the Saucito and Fresnillo processing facilities during 2024.

Production costs decreased by $18,309 mainly due to Juanicipio depleting higher-cost, lower-grade commissioning stockpiles during operational ramp-up and processing facility commissioning in 2023 ($22,766), offset by higher mining, milling and G&A costs ($4,457, predominantly volume related) as Juanicipio shifted to nameplate production levels post September 2023.

Depreciation increased by $22,722, impacted by an increased depreciable asset cost base as the Juanicipio mill achieved commercial production and commenced depreciating the processing facility and associated equipment in June 2023. In addition, Juanicipio processed 5% more tonnes in 2024, impacting units of production depreciation.

Cash operating margin (gross profit plus depreciation divided by sales) increased from 61% to 76%, mainly due to reduced operating costs as well as positive commodity prices augmented by operational leverage and no processing at the nearby Fresnillo and Saucito processing facilities.

Other expenses decreased by $15,249 mainly as a result of lower consulting and administrative expenses ($4,449), higher foreign exchange gains and other costs ($7,284) driven mainly by a weakening in the Mexican peso versus the US dollar, and lower interest expense ($8,986) as Juanicipio reduced its outstanding shareholder loans balance by $209,920 over the course of 2024, offset by higher selling and other duties ($5,470) driven by the commencement of commercial pyrite concentrate production in the second quarter of 2024.

Taxes increased by $123,800 mainly due to higher taxable profits generated during 2024, as well as non-cash deferred tax charges on fixed assets driven by a depreciation in the Mexican peso versus the US dollar.

Gross Profit from Ore Processed at Juanicipio Plant (100% basis)

Year Ended December 31, 2024 (1,328,178 tonnes processed)				Year Ended December 31, 2023 Amount $
Metals Sold	Quantity	Average Price $	Amount $
Silver	16,590,111 ounces	28.78 per oz	447,480	362,457
Gold	33,111 ounces	2,431 per oz	80,484	62,774
Lead	16,507 tonnes	0.92 per lb.	33,581	24,746
Zinc	25,224 tonnes	1.28 per lb.	71,087	42,496
Treatment, refining, and other processing costs (2)			(35,266)	(50,185)
Sales			627,366	442,288
Production cost			(153,521)	(171,830)
Depreciation and amortization (1)			(91,197)	(68,475)
Gross Profit			382,648	201,983

(1) The underground mine was considered readied for its intended use on January 1, 2022, whereas the Juanicipio processing facility started commissioning and ramp-up activities in January 2023, achieving commercial production status on June 1, 2023.
(2) Includes toll milling costs from processing mineralized material at the Saucito and Fresnillo plants for the year ended December 31, 2023.

Sales and treatment charges are recorded on a provisional basis and are adjusted based on final assay and pricing adjustments in accordance with the offtake contracts.

MAG FINANCIAL RESULTS – YEAR ENDED DECEMBER 31, 2024

As at December 31, 2024, MAG had working capital of $160,113 (December 31, 2023: $67,262) including cash of $162,347 (December 31, 2023: $68,707) and no long-term debt. As well, as at December 31, 2024, Juanicipio had working capital of $105,499 including cash of $53,193 (MAG’s attributable share is 44%).

The Company’s net income for the year ended December 31, 2024 amounted to $77,779 (December 31, 2023: $48,659) or $0.75/share (December 31, 2023: $0.47/share). MAG recorded its 44% income from equity accounted investment in Juanicipio of $92,875 (December 31, 2023: $65,099) which included MAG’s 44% share of net income from operations as well as loan interest earned on loans advanced to Juanicipio (see above for a discussion of MAG’s share of income from its equity accounted investment in Juanicipio).

	December 31,	December 31,
	2024	2023
	$	$

Income from equity accounted investment in Juanicipio	92,875	65,099
General and administrative expenses	(14,790)	(13,461)
General exploration and business development	(642)	(736)
Operating Income	77,443	50,902

Interest income	4,611	2,594
Other income	1,969	1,017
Financing costs	(726)	(133)
Foreign exchange loss	(480)	(144)
Income before income tax	82,817	54,236

Deferred income tax expense	(5,038)	(5,577)

Net income	77,779	48,659

NON-IFRS MEASURES

The following table provides a reconciliation of cash cost per silver ounce of Juanicipio to production cost of Juanicipio on a 100% basis (the nearest IFRS measure) as presented in the notes to the 2024 Financial Statements.

	Year ended December 31,
(in thousands of US$, except per ounce amounts)	2024	2023
Production cost as reported	153,521	171,830
Depreciation on inventory movements	489	(3,919)
Adjusted production cost	154,009	167,911
Treatment, refining, and other processing costs	35,266	50,185
By-product revenues (2)	(185,151)	(130,016)
Extraordinary mining and other duties	10,415	4,945
Total cash costs (1)	14,539	93,025
Add back by-product revenues (2)	185,151	130,016
Total cash costs for equivalent silver (1)	199,690	223,041
Silver ounces sold	16,590,111	15,317,765
Equivalent silver ounces sold (3)	23,023,226	20,812,352
Cash cost per silver ounce sold ($/ounce)	0.88	6.07
Cash cost per equivalent silver ounce sold ($/ounce)	8.67	10.72

(1)	As Q3 2023 represented the first full quarter of commercial production, information presented for total cash costs and total cash costs for equivalent silver together with their associated per unit values are not directly comparable.
(2)	By-product revenues relate to the sale of other metals namely gold, lead, and zinc.
(3)	Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Year ended December 31, 2024 realized prices: $28.78/oz silver, $2,430.76/oz gold, $0.92/lb lead and $1.28/lb zinc (year ended December 31, 2023 realized prices: $23.66/oz silver, $1,978.07/oz gold, $0.96/lb lead and $1.15/lb zinc).

The following table provides a reconciliation of AISC of Juanicipio to production cost and various operating expenses of Juanicipio on a 100% basis (the nearest IFRS measure), as presented in the notes to the 2024 Financial Statements.

	Year ended December 31,
(in thousands of US$, except per ounce amounts)	2024	2023
Total cash costs	14,539	93,025
General and administrative expenses	14,319	18,768
Exploration	8,155	7,575
Sustaining capital expenditures	53,597	37,728
Sustaining lease payments	1,016	856
Interest on lease liabilities	(60)	(48)
Accretion on closure and reclamation costs	273	247
All-in sustaining costs (1)	91,839	158,151
Add back by-product revenues (2)	185,151	130,016
All-in sustaining costs for equivalent silver (1)	276,991	288,167
Silver ounces sold	16,590,111	15,317,765
Equivalent silver ounces sold (3)	23,023,226	20,812,352
All-in sustaining cost per silver ounce sold ($/ounce)	5.54	10.32
All-in sustaining cost per equivalent silver ounce sold ($/ounce)	12.03	13.85
Average realized price per silver ounce sold ($/ounce)	28.78	23.66
All-in sustaining margin ($/ounce)	23.25	13.34
All-in sustaining margin ($/equivalent ounce)	16.75	9.82
All-in sustaining margin	385,641	204,306

(1)	As Q3 2023 represented the first full quarter of commercial production, information presented for all-in sustaining costs, all-in sustaining costs for equivalent silver, and all-in sustaining margin together with their associated per unit values are not directly comparable.
(2)	By-product revenues relate to the sale of other metals namely gold, lead, and zinc.
(3)	Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Year ended December 31, 2024 realized prices: $28.78/oz silver, $2,430.76/oz gold, $0.92/lb lead and $1.28/lb zinc (year ended December 31, 2023 realized prices: $23.66/oz silver, $1,978.07/oz gold, $0.96/lb lead and $1.15/lb zinc).

For the year ended December 31, 2024, the Company incurred corporate G&A expenses of $14,131 (year ended December 31, 2023: $13,109), which exclude depreciation expense.

The Company’s attributable silver ounces sold and equivalent silver ounces sold for the year ended December 31, 2024 were 7,299,649 and 10,130,219 respectively (year ended December 31, 2023: 6,739,817 and 9,175,435 respectively), resulting in additional all‐in sustaining cost for the Company of $1.94/oz and $1.39/oz respectively (year ended December 31, 2023: $1.95/oz and $1.43/oz respectively), in addition to Juanicipio’s all-in-sustaining costs presented in the above table.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA attributable to the Company based on its economic interest in Juanicipio to net income (the nearest IFRS measure) of the Company per the 2024 Financial Statements. All adjustments are shown net of estimated income tax.

	Year ended December 31,
(in thousands of US$)	2024	2023
Net income after tax	77,779	48,659
Add back (deduct):
Taxes	5,038	5,577
Depreciation and depletion	659	352
Finance costs (income and expenses)	(5,374)	(3,334)
EBITDA (1)	78,102	51,254
Add back (deduct):
Adjustment for non-cash share-based compensation	3,829	2,894
Share of net earnings related to Juanicipio	(92,875)	(65,099)
MAG attributable interest in Junicipio Adjusted EBITDA	197,678	108,564
Adjusted EBITDA (1)	186,734	97,613

(1)	As Q3 2023 represents the first full quarter of commercial production, information presented for EBITDA and Adjusted EBITDA is not directly comparable.

The following table provides a reconciliation of free cash flow of Juanicipio to its cash flow from operating activities on a 100% basis (the nearest IFRS measure), as presented in the notes to the 2024 Financial Statements.

	Year ended December 31,
(in thousands of US$)	2024	2023
Cash flow from operating activities	356,691	145,064
Less:
Cash flow used in investing activities	(63,326)	(83,393)
Sustaining lease payments	(1,016)	(856)
Juanicipio free cash flow (1)	292,349	60,814

(1)	As Q3 2023 represents the first full quarter of commercial production, comparative information presented for free cash flow of Juanicipio is not directly comparable.

Qualified Persons: All scientific or technical information in this press release including assay results referred to, mineral resource estimates and mineralization, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Gary Methven, P.Eng., Vice President, Technical Services and Lyle Hansen, P.Geo, Geotechnical Director; both are “Qualified Persons” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects.

About MAG Silver Corp.

MAG Silver Corp. is a growth-oriented Canadian mining and exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is emerging as a top-tier primary silver mining company through its (44%) joint venture interest in the 4,000 tonnes per day Juanicipio Mine, operated by Fresnillo plc (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where in addition to underground mine production and processing of high-grade mineralised material, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the 100% earn-in Deer Trail Project in Utah and the 100% owned Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

Certain information contained in this release, including any information relating to MAG’s future oriented financial information, are “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended and Section 27A of the U.S. Securities Act. Such forward-looking statements include, but are not limited to:

  statements regarding the declaration, timing, amount, and payment of future dividends, including future cash flow linked dividends and future periodic dividends;
  statements that address maintaining the nameplate 4,000 tpd milling rate at Juanicipio;
  statements that address our expectations regarding exploration and drilling;
  statements regarding production expectations and nameplate;
  statements regarding the NCIB and any future purchases to be made thereunder;
  statements regarding the Final Shelf Prospectus;
  statements regarding the Option and activities at Cinco;
  statements regarding additional information from future drill programs;
  estimated project economics, including but not limited to, plant or mill recoveries, metals produced, metal grades, metals sold, underground mining rates;
  the estimation of mineral reserves and mineral resources;
  estimated future exploration and development operations and corresponding expenditures and other expenses for specific operations;
  the expected capital, sustaining capital and working capital requirements at Juanicipio, including the potential for additional cash calls;
  forecasted ranges for cash costs and all-in sustaining costs at Juanicipio;
  statements regarding production rates, capital and operating and other costs, anticipated life of mine, and mine plan;
  expected upside from additional exploration;
  expected results from Deer Trail Project and Carissa zones drilling;
  expected results from Larder Project at the Fernland, Cheminis, Bear, Swansea, Long Conglomerate, Kir Vit, and Twist zones and other regional targets;
  expected capital requirements and sources of funding;
  the Company’s ability to repatriate capital from the Juanicipio Mine, obtain financing through the joint venturing of projects and raise additional debt, equity or other sources of financing;
  the Company’s participation in equity investments;
  statements regarding the Company’s ability to meet business objectives and milestones;
  statements regarding the 2023 sustainability report, including the contents therein; and
  other future events or developments.

When used in this release, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Future-oriented financial information and financial outlook are presented in this release for the purpose of assisting investors and others in understanding certain key elements of the Company’s financial results and business plan, as well as the objectives, strategic priorities and business outlook of the Company, and in obtaining a better understanding of the Company’s anticipated operating environment. Readers are cautioned that such future-oriented financial information or financial outlook may not be appropriate for other purposes.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company’s expectations regarding forward-looking statements contained in this release include, among others: MAG’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals produced, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican tax and legal regimes, MAG’s ability to obtain adequate financing, outbreaks or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally.

Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements including amongst others: commodities prices; changes in expected mineral production performance; unexpected increases in capital costs or cost overruns; exploitation and exploration results; continued availability of capital and financing; general economic, market or business conditions; risks relating to the Company’s business operations; risks relating to the financing of the Company’s business operations; risks related to the Company’s ability to comply with restrictive covenants and maintain financial covenants pursuant to the terms of the Company’s senior secured revolving credit facility with the Bank of Montreal; risks relating to the operation of Juanicipio and the minority interest investment in the same; risks relating to the Company’s property titles; risks related to receipt of required regulatory approvals; pandemic risks; conflicts in Europe and the Middle East; the potential impact of any tariffs, countervailing duties or other trade restrictions; risks relating to the Company’s financial and other instruments; operational risk; environmental risk; political risk; currency risk; market risk; capital cost inflation risk; risk relating to construction delays; the risk that data is incomplete or inaccurate; the risks relating to the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing economic assessments and estimates, including the updated Technical Report filed on March 27, 2024; as well as those risks more particularly described under the heading “Risk Factors” in the Company’s Annual Information Form dated March 27, 2024 available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and, other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedarplus.ca and www.sec.gov.

1 Adjusted EBITDA, cash cost per ounce, all-in sustaining cost per ounce and free cash flow are non-IFRS measures, please see below “Non-IFRS Measures” section and section 12 of the 2024 MD&A for a detailed reconciliation of these measures to the 2024 Financial Statements.
2 Equivalent silver head grade and equivalent silver production have been calculated using the following price assumptions to translate gold, lead and zinc to “equivalent” silver head grade and “equivalent” silver production: $23/oz silver, $1,950/oz gold, $0.95/lb lead and $1.15/lb zinc.
3 Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Year ended December 31, 2024 realized prices: $28.78/oz silver, $2,430.76/oz gold, $0.92/lb lead and $1.28/lb zinc.
4 The forward-looking guidance includes non-IFRS measures such as cash cost per ounce and all-in sustaining cost per ounce, please see below “Non-IFRS Measures” section and section 12 of the 2024 MD&A for a discussion of the equivalent metrics in relation to historical non-IFRS financial information.
5 MAG conducted its own review, and has ensured that the information provided by Fresnillo is based on assumptions that are reasonable in the circumstances, apart from sole reliance on Fresnillo’s determination.
6 Information contained in or otherwise accessible through the Company’s website, including the 2023 sustainability report and 2023 ESG Data Table, do not form part of this publication and are not incorporated into this publication by reference.
7 Results of and an update on the Deer Trail Project were reported on February 24, 2025 (for more information, please see news release dated February 24, 2025 available under the Company’s SEDAR+ profile at www.sedarplus.ca).
8 Results of and an update on the Larder Project were reported on February 24, 2025 (for more information, please see news release dated February 24, 2025 available under the Company’s SEDAR+ profile at www.sedarplus.ca).

For further information on behalf of MAG Silver Corp.,
please contact Fausto Di Trapani, Chief Financial Officer.

Phone: (604) 630-1399
Toll Free:(866) 630-1399
Email: info@magsilver.com